

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2015

Arusyak Sukiasyan
President
Illumitry Corp.
Ayasa, 53 Yerevan
Armenia 0015

> **Re: Illumitry Corp.**
> **Registration Statement on Form S-1**
> **Filed on March 18, 2015**
> **File No. 333-202841**

Dear Ms. Sukiasyan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 28 that you are a shell company. Please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the potential impact on your ability to attract additional capital.

2.   In the fee table, you indicate that the number of securities to be registered is "3.000 000." Elsewhere, you indicate that you are registering 3,000,000 shares of common stock. Please revise to reconcile the difference.

Cover page

3.   As a best efforts, no minimum offering, there is a strong possibility that you will sell none or significantly less than all of the offered shares and therefore receive significantly less than the proceeds listed in the table. As such, please remove the table that sets forth the offering price, expenses and proceeds to you.

Prospectus Summary, page 3

4.   Please state the minimum period of time you will be able to conduct planned operations using currently-available capital resources.

5.   Please revise your disclosure here and throughout to provide a clear and concise description of your current business activities and distinguish these from business activities planned for the future but not yet in effect. State clearly whether you have produced any embroidery products. This comment also applies to your disclosure in the Risk Factors and Description of Business sections.

The Offering, page 4

6.   Please clarify that the gross proceeds of $60,000 reflects the potential maximum amount of proceeds in the event you sell all of the offered shares. Please clearly state that you may sell only a small portion or none of offered shares, in which case the gross proceeds will be significantly less.

Risk Factors, page 5

General

7.   Under Section 15(d) of the Exchange Act, you are not required to file periodic reports if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor to clarify that if you do not register your securities under Section 12 of the Exchange Act, you may not have an ongoing periodic reporting obligation and that you would not be subject to the Securities and Exchange Commission's proxy, tender offer, and short swing insider trading rules for Section 12 registrants.

8.   We note your statement on page 21 that if the company were to sell less than half of its shares under this offering, it would be forced to scale back or abort completely the implementation of its 12-month plan of operation. Please add a risk factor to state the consequences of selling less than 50% of the offered shares.

9.   Please tell us what consideration you have given to including risk factor disclosure regarding your operations in Armenia.

Risk Associated to Our Business

"We have yet to earn revenue. . .," page 5

10.   Please revise this risk factor to state the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

"If we do not attract customers, we will not make a profit. . .," page 6

11.   Please state that you have not generated any revenue from your customer.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation, page17

12.   We note that you include a discussion of your plan of operations if 75% of the offered shares are sold. Please add disclosure that assumes the sale of a smaller portion of the offering, such as ten percent or 15% of the offered shares.

13.   It appears that the Agreement for Sale of Goods between you and Mariyan does not require Mariyan to purchase any goods from you. Please state, if true, that there are no minimum purchase obligations under your agreement with Mariyan, and include similar disclosure in the Description of Business section. Also add risk factor disclosure that while you have entered into an agreement with Mariyan, there is no guarantee that you will generate any revenue under this agreement, or advise.

Liquidity and Capital Resources, page 20

14.   We note your statement that the available capital resources are not sufficient for the company to remain operational. Please revise your liquidity discussion to disclose the number of months you will be able to conduct your planned operations using currently available capital resources. We refer you to the Liquidity and Capital Resources discussion in Section IV of SEC Release 33-8350 and Item 303(a)(1) of Regulation S-K for additional guidance.

Description of Business

Target market, page 23

15.   You state that you are planning to negotiate with "Jean Jacques" Atelier and "Ars-Fine Ltd." Please state clearly the status of your negotiations.

16.   Please remove all references to third-party websites throughout your disclosures. Please
        see our Use of Electronic Media, Interpretive Release No. 33–7856, April 28, 2000 for
        guidance regarding the use of hyperlinks in your prospectus.

Offices, page 25

17.   Please disclose the expiration date of your office lease.

Directors, Executive Officers, Promoter and Control Persons

Director Independence, page 26

18.   Please revise to remove any implication that your shares of common stock may be listed
        on the NASDAQ Global Market or that you may be subject to its listing requirements.

Certain Relationships and Related Transactions, page 27

19.   Please revise your registration statement, including the Prospectus Summary, Risk
        Factors, Use of Proceeds and Management's Discussion and Analysis sections, to ensure
        that the description of the loan agreement with Ms. Sukiasyan is consistent with the terms
        of the loan agreement included in exhibit 10.1. In this regard, we note that the loan
        agreement does not appear to include terms indicating that if the proceeds from this
        offering are not sufficient, your sole director will loan you funds to complete the
        registration process, implement your business plan, maintain reporting status and
        quotation on the OTC Electronic Bulletin Board, that there is a guarantee she will loan
        you such funds or that payment is due if and when you generate revenues.

Plan of Distribution, page 29

20.   Please tell us more about the manner in which the securities will be offered and how
        investors will learn about the offering. For instance, will Ms. Sukiasyan solicit investors
        through direct mailings and/or through personal contacts? How will she identify those
        who might have an interest in purchasing shares? Will the securities be sold in Armenia?

Financial Statements

Notes to the Audited Financial Statements

Note 5 – Loan from Director, page F-9

21.   You indicate that your sole director loaned the company $7,900 during the period from
        October 17, 2014 (Inception) to December 31, 2014. However, the loan agreement
        included in exhibit 10.1 states that your sole director loaned the company $30,000
        concurrent with the execution of the agreement on October 17, 2014. Please explain to

us and revise the filing to disclose why the amount of the loan is different from the amount disclosed in the notes to the financial statements. In addition, please explain the disclosures elsewhere in your filing, such as on pages 17 and 28, indicating that the amount advanced as of December 31, 2014 was $3,500, and revise your filing accordingly.

Note 7 – Commitments And Contingencies, page F-9

22.   You state that the rental agreement starts on April 1, 2015. However, the commercial property rental agreement included in exhibit 10.2 indicates that it will be in force on February 16, 2015. Please explain to us why the start dates do not agree. Revise accordingly.

Item 16. Exhibits, page II-2

23.   Please refile exhibit 3.1 in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: "EDGAR Filing," Version 29 (December 2014).

24.   You state on pages 3 and 20 that you entered into a Referral Agreement, dated January 16, 2015, which is filed in exhibit 10.4. Please amend to include this agreement in your exhibits. In addition, tell us what consideration you gave to describing this agreement in your Description of Business section beginning on page 21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Diane J. Harrison, Esq.
        Harrison Law, P.A.